UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

TANGOE, INC.

(Name of Issuer)

Common Stock, $.0001 Par Value Per Share

(Title of Class of Securities)

87582Y108

(CUSIP Number)

Vector Capital IV L.P.

Vector Capital Partners IV, L.P.

Vector Entrepreneur Fund III, L.P.

Vector Capital Partners III, L.P.

Vector Capital, L.L.C.

Alexander R. Slusky

c/o Vector Capital Management, L.P.

One Market Street, Steuart Tower, 23rd Floor

San Francisco, CA 94105

Telephone: (415) 293-5000

With a copy to: Shearman & Sterling LLP Four Embarcadero Center, Suite 3800 San Francisco, CA 94111 Telephone: (415) 616-1100 Attn: Steve L. Camahort

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* WK, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,914,701
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,914,701
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,914,701
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.93%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,914,701
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,914,701
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,914,701
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.93%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Entrepreneur Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* WC, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 47,550
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power 47,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,550
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.12%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 47,550
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power 47,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,550
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.12%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,962,251
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,962,251
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,962,251
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.05%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Alexander R. Slusky
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,962,251
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,962,251
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,962,251
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.05%
14.	Type of Reporting Person (See Instructions) IN

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $ 0.0001 per share (the “Shares”), of Tangoe, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Issuer is 35 Executive Blvd., Orange, Connecticut. As reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as of October 31, 2015, there were 39,430,820 Shares outstanding.

Item 2.	Identity and Background.

(a) This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Vector Capital IV, L.P., a Delaware limited partnership (“VC IV”), (ii) Vector Capital Partners IV, L.P., a Cayman Islands limited partnership (“VCP IV”), (iii) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VE III”), (iv) Vector Capital Partners III, L.P., a Cayman Islands limited partnership (“VCP III”), (v) Vector Capital, L.L.C., a Delaware limited liability company (“VC”, and together with VC IV, VCP IV, VEF III and VCP III, “Vector”), and (vii) Alexander R. Slusky, an individual (“Mr. Slusky”). VCP IV is the sole General Partner of VC IV. VCP III is the sole General Partner of VEF III. VC is a General Partner of both VCP III and VCP IV. The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this statement on Schedule 13D as Exhibit 1.

(b) The business address for the Reporting Persons is One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105.

(c) The business of Vector is that of a private limited partnership, engaged in making investments in securities of public and private companies for its own account. The principal employment of Mr. Slusky is as the Managing Director and Chief Investment Officer of Vector Capital Management, L.P., a Delaware limited partnership, which is principally engaged in the business of managing a portfolio of funds, including Vector.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of VC IV, VEF III and VC is organized under the laws of the State of Delaware. Each of VCP IV and VCP III is organized under the laws of the Cayman Islands. Mr. Slusky is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

In a series of transactions completed on November 11, 2015, the Reporting Persons acquired 3,962,251 Shares for approximately $29,046,725.09 in investment capital. The source of funds for this consideration was the available capital of Vector, which may, at any given time, include margin loans made by brokerage firms, borrowings under a working capital line of credit with Silicon Valley Bank or capital contributions from investors in the Vector funds, each in the ordinary course of business.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment in the ordinary course of business, as they believed that the Shares, at market prices when acquired, represented an attractive investment opportunity.

The Reporting Persons have no present plan or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis and have in the past and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. Depending on various factors including, without limitation, the results of any such discussions, the Company’s financial position and business strategy, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their Shares, engaging in any hedging or similar transactions with respect to the Shares, seeking board representation or taking other action to effect changes in the board composition, ownership structure or operations of the Company, encouraging the Company to pursue one or more strategic transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

i.	VC IV beneficially owns 3,914,701 Shares, making it the beneficial owner of 9.93% of the Company’s common stock.

ii.	VCP IV beneficially owns 3,914,701 Shares, making it the beneficial owner of 9.93% of the Company’s common stock.

iii.	VEF III beneficially owns 47,550 Shares, making it the beneficial owner of 0.12% of the Company’s common stock.

iv.	VCP III beneficially owns 47,550 Shares, making it the beneficial owner of 0.12% of the Company’s common stock.

v.	VC beneficially owns 3,962,251 Shares, making it the beneficial owner of 10.05% of the Company’s common stock.

vi.	Mr. Slusky beneficially owns 3,962,251 Shares, making him the beneficial owner of 10.05% of the Company’s common stock.

(b)	The table below sets forth for the Reporting Persons the number of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	VC IV	VCP IV	VEF III	VCP III	VC	Mr. Slusky
Sole Power to Vote/Direct Vote	0	0		0	0	0
Shared Power to Vote/Direct Vote	3,914,701	3,914,701	47,550	47,550	3,962,251	3,962,251
Sole Power to Dispose/Direct Disposition	0	0		0	0	0
Shared Power to Dispose/Direct Disposition	3,914,701	3,914,701	47,550	47,550	3,962,251	3,962,251

(c)	There have been no purchases or sales of the Company’s common stock by any of the Reporting Persons within the last sixty days, except for the purchases of the Company’s common stock by VC IV and VEF III on the open market as indicated in the table below, which table sets forth the date of each transaction, number of shares purchased in each transaction, and the purchase price per share for the shares purchased in each transaction.

Purchases by VC IV:

Date	Number of Shares Purchased	Purchase Price Per Share
09/17/15	14,457	$7.80000
09/18/15	236,685	$7.79800
09/21/15	136,179	$7.77000
09/22/15	103,244	$7.74720
09/23/15	98,899	$7.75180
09/24/15	89,919	$7.58730
09/25/15	98,800	$7.56200
09/28/15	6,394	$7.19180
09/29/15	58,424	$7.17280
09/30/15	49,400	$7.19690
10/01/15	74,100	$7.16450
10/02/15	49,400	$7.13230
10/06/15	2,073	$7.20000
10/26/15	23,274	$8.24470
11/02/15	52,058	$8.21530
11/03/15	494	$8.23200
11/04/15	46,889	$8.59330
11/05/15	111,868	$8.58230
11/06/15	1,650,856	$7.05720
11/09/15	242,760	$7.01340
11/10/15	340,691	$7.01060
11/11/15	29,640	$6.65970
11/13/15	28,257	$5.99960

Purchases by VEF III:

Date	Number of Shares Purchased	Purchase Price Per Share
09/17/15	176	$7.80000
09/18/15	2,875	$7.79800
09/21/15	1,654	$7.77000
09/22/15	1,254	$7.74720
09/23/15	1,201	$7.75180
09/24/15	1,092	$7.58730
09/25/15	1,200	$7.56200
09/28/15	78	$7.19180
09/29/15	710	$7.17280
09/30/15	600	$7.19690
10/01/15	900	$7.16450
10/02/15	600	$7.13230
10/06/15	25	$7.20000
10/26/15	283	$8.24470
11/02/15	632	$8.21530
11/03/15	6	$8.23200
11/04/15	570	$8.59330
11/05/15	1,359	$8.58230
11/06/15	20,051	$7.05720
11/09/15	2,949	$7.01340
11/10/15	4,138	$7.01060
11/11/15	360	$6.65970
11/13/15	343	$5.99960

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 above is incorporated herein by reference in its entirety into this Item 6.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Document

1	Joint Filing Agreement dated November 16, 2015, by and among VC IV, VCP IV, VEF III, VCP III, VC and Alexander R. Slusky.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated November 16, 2015

VECTOR CAPITAL IV, L.P.

By:	VECTOR CAPITAL PARTNERS IV, L.P., its general partner

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor

Name:	David Baylor

Title:	Chief Operating Officer

VECTOR CAPITAL PARTNERS IV, L.P.

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor

Name:	David Baylor

Title:	Chief Operating Officer

VECTOR ENTREPRENEUR FUND III, L.P.

By:	VECTOR CAPITAL PARTNERS III, L.P., its general partner

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor

Name:	David Baylor

Title:	Chief Operating Officer

VECTOR CAPITAL PARTNERS III, L.P.

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor

Name:	David Baylor

Title:	Chief Operating Officer

VECTOR CAPITAL, L.L.C.

By:	/s/ David Baylor

Name:	David Baylor

Title:	Chief Operating Officer

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky